

05043946

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benjamin Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

378 South Oyster Bay Road
(No. and Street)

Hicksville (City) New York (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leo J. Benjamin (516) 931-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louise Stelianoudakis CPA
(Name – *if individual, state last, first, middle name*)

64 Fulton Street, Suite 703 (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leo J. Benjamin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin Securities, Inc., as of August 24, 2005, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title NYDC 420-826-157

Notary Public


LINDA PUJIA
Notary Public - State of New York
NO. 01PU5053671
Qualified in Nassau County
My Commission Expires 12/24/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN SECURITIES, INC.

* * * * *

FINANCIAL STATEMENTS

JUNE 30, 2005

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT dated August 19, 2005

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 703 • New York, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Benjamin Securities, Inc.:

I have audited the accompanying balance sheet of Benjamin Securities, Inc. as of June 30, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been made primarily for the purpose of forming the opinion stated in the preceding paragraph. The data contained in Schedules I, II and III, although not considered necessary for a fair presentation of financial position, are presented as supplementary information and have been subjected to the audit procedures applied in the examination of the basic financial statements. In my opinion, this data is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Louise Stelianoudakis

August 19, 2005

BENJAMIN SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2005

ASSETS

Current assets:	
Cash and cash equivalents	$ 14,663
Marketable securities, at market value	215,749
Commissions receivable	63,040
Prepaid expenses	2,834
Total current assets	296,286
Furniture and equipment (net of accumulated depreciation of $157,778)	17,064
	$313,350

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Equipment loan - current installments	$ 2,800
Accounts payable and accrued expense	51,083
Total current liabilities	53,883
Equipment loan - payable $255 monthly including interest	2,377
Stockholders' equity:	
Common stock - no par value:	
Authorized - 20 shares	
Issued and outstanding - 10 shares	500
Paid in capital	98,950
Retained earnings	138,287
Unrealized gain on marketable securities (net of income taxes)	19,353
Total stockholders' equity	257,090
	$313,350

The accompanying notes are an integral part of the financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2005

Revenue:	
Commissions	$ 728,858
Advisory fees	126,158
Income from investments	45,001
Postage and handling	29,370
Total revenue	929,387
Expense:	
Clearing fees	88,473
Back office charges	25,073
Commissions (Note 2)	348,588
Professional fees	9,900
Salaries	137,128
Taxes-payroll	22,647
Travel & entertainment	5,954
Insurance	62,940
Interest	705
Equipment rental	22,210
Automobile expense	24,026
Telephone	13,424
Rent	40,000
Advertising	2,370
Dues & subscriptions	4,064
Depreciation and amortization	7,216
Office expense	41,230
Contributions	4,478
Medical reimbursement	11,681
Arbitration costs	64,244
Repairs and maintenance	9,552
Total expenses	945,903
Loss before taxes on income	(16,516)
Taxes on income:	
State	(585)
Federal - refund	637
	52
Net loss	$ (16,464)

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC

CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2005

	Total	Common stock	Paid-in capital	Retained earnings	Unrealized gain on marketable securities
July 1, 2004	$290,897	$ 500	$ 98,950	$162,432	$ 29,015
Net loss	(16,464)			(16,464)	
Unrealized loss on marketable securities	(9,662)				(9,662)
Dividend paid	(7,681)			(7,681)	
June 30, 2005	$257,090	$ 500	$ 98,950	$138,287	$ 19,353

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2005

	Increase (decrease) in cash
Cash flow from operating activities:	
Net loss	$ (16,464)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	7,216
Change in assets and liabilities:	
Receivables and other assets	2,125
Accounts payable and accrued expense	13,150
Total adjustments	22,491
Net cash from operating activities	6,027
Cash flow from investing activities:	
Purchase and sale of marketable securities - net	18,450
Purchase of equipment	(3,100)
Net cash used in investing activities	15,350
Cash flow from financing activities:	
Dividends paid	(7,681)
Equipment loan repayments	(2,762)
Net cash used in financing activities	(10,443)
Net increase in cash	10,934
Cash and cash equivalents at beginning of year	3,729
Cash and cash equivalents at end of year	$ 14,663
Supplemental disclosures of cash flow information:	
Cash paid during year for:	
Interest	$ 705

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2005

NOTE 1 - STATEMENT OF ACCOUNTING POLICIES:

Securities transactions are recorded in the accounts on a settlement date basis, generally the third business day after the trade date.

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - COMMISSION EXPENSES:

Commissions represent amounts paid to account executives based on a percentage of the business they generate for the company. Included in this amount are payments to an officer of the company. A breakdown is as follows:

Officers' commissions	$165,401
Other salesmen	183,187
Total	$348,588

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company paid rent of $40,000 to a limited partnership of which a stockholder of the Company acts as the general partner.

NOTE 4 - PROFIT SHARING PLAN:

The corporation adopted a simplified profit-sharing plan effective July 1, 1998. Employees with two years of service are eligible to participate with immediate vesting.

NOTE 5 - NET CAPITAL REQUIREMENTS:

As a member of the National Association of Securities Dealers, Inc., the corporation is subject to the net capital rule (SEC Rule 15c3-1) adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of June 30, 2005, the corporation's net capital ratio was .247 to 1 and its net capital was $205,128 compared with minimum net capital required of $100,000.

SCHEDULE I

BENJAMIN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

JUNE 30, 2005

Total ownership equity from balance sheet	$257,090
Less: non-allowable assets	19,898
Capital before haircuts	237,192
Less: Haircut on investments	32,064
Net capital	$205,128

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

JUNE 30, 2005

Minimum net capital required	$ 3,406
Minimum dollar net capital requirement	$100,000
Net capital requirement (greater of above)	$100,000
Excess net capital	$105,128
Excess net capital at 1000%	$200,020

COMPUTATION OF AGGREGATE INDEBTEDNESS

JUNE 30, 2005

Total liabilities	$ 56,260
Less: Equipment loan	5,177
Loan to stockholder	389
Aggregate indebtedness	$ 50,694
Percentage of aggregate indebtedness to net capital	24.7%
Percentage of debt to equity total computed in accordance with Rule 15c3-(d)	N/A

SCHEDULED II

BENJAMIN SECURITIES, INC.

EXEMPTION CLAIMED OF RESERVE REQUIREMENT

UNDER RULE 15c3-3

JUNE 30, 2005

Benjamin Securities, Inc. operates under the k(2)(b) exemptive provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker/dealer, First Clearing, LLC. Benjamin Securities, Inc. appeared to be in compliance with this exemption throughout the year.

SCHEDULE III

BENJAMIN SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2005

	Ownership equity	Non-allowable assets and haircuts	Net Capital	Aggregate indebtedness	Ratio
Balance per Focus 11A	$266,313	$ 51,567	$214,746	$41,047	19.0%
Adjustment to corporate taxes	(42)	319	(361)	361	
Reclassifications		(644)	644		
Adjustment to payables	(9,286)		(9,286)	9,286	
Adjust depreciation	105	105			
Adjust haircut		615	(615)		
Dividend (note)					
Balance per schedule I	$257,090	$ 51,962	$205,128	$50,694	24.7%

Note: Officer's life insurance premium reclassified as a dividend from an expense in the amount of $7,681.

LOUISE STELIANOUDAKIS

Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 703 • New York, N.Y. 10038

To Benjamin Securities, Inc.:

I have examined the financial statements of Benjamin Securities, Inc. as of June 30, 2005 and have issued my report thereon dated August 19, 2005. As part of my examination, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities and Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. Under these standards and that Rule the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depend upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended June 30, 2005, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

I did not find any material weaknesses in internal accounting control or a condition which would reasonably be expected to (a) inhibit the company from promptly completing securities transactions or promptly discharging its responsibilities to customers, other broker/dealers or creditors; (b) result in material financial loss; (c) result in material misstatements of the company's financial statements; or (d) result in violation of the SEC's record keeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (a), (b) or (c) above.

Louise Stelianoudakis

August 19, 2005

LOUISE STELIANOUDAKIS
Certified Public Accountant